UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
___________________

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025
OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

    For the transition period from __________ to __________

Commission file number 1-278
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EMERSON ELECTRIC CO.
8027 Forsyth Blvd
St. Louis, MO 63105

Supplemental Schedules - Pages 12 and 13	Page 1 of 16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Emerson Electric Co. Retirement Savings Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Emerson Electric Co. Retirement Savings Plan (the “Plan”) as of September 30, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The supplemental schedule of delinquent participant contributions for the year ended September 30, 2025 and schedule of assets (held at end of year) as of September 30, 2025 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2020.

Tulsa, Oklahoma
March 12, 2026

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	September 30
	2024	2025

Plan interest in Master Trust (Note 8), at fair value	$409,902,249	31,228,283
Employer contributions receivable	869,957	—
Participant contributions receivable	262,994	—
Notes receivable from participants	5,805,047	783,559

Net assets available for benefits	$416,840,247	32,011,842

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30
	2024	2025

Plan interest in Master Trust investment income, net (Note 8)	$80,948,602	12,431,214
Interest income on notes receivable from participants	413,683	172,242
Transfers to other plans, net (Note 4)	(2,183,109)	(391,785,019)
Participant contributions	13,058,480	4,845,603
Rollover contributions	545,415	271,528
Employer contributions	7,567,383	2,493,211
Benefits paid to participants	(46,863,765)	(13,257,184)
Increase (decrease) in net assets available for benefits	53,486,689	(384,828,405)

Net assets available for benefits, beginning of year	363,353,558	416,840,247

Net assets available for benefits, end of year	$416,840,247	32,011,842

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
(1)DESCRIPTION OF PLAN
The following description of the Emerson Electric Co. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus, the Plan document and the Plan's summary plan description for additional information.
General
The Plan is a defined contribution plan sponsored by Emerson Electric Co. (Emerson or the Company), subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any non-excludable employee of a Company business unit which participates in the Plan and who is a member of a collective bargaining unit that participates in the Plan is eligible to participate. The Management Review Committee is responsible for oversight and administrative responsibility for the investment management and funding of the Plan.
Participant Accounts
The Plan maintains a separate account for each participant. Within the account, the participant's interest in each of the Plan's investments is recorded for participant contributions, Company contributions, and any dividends, investment earnings or losses.
Contributions
Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan. Contributions may be made on a pre-tax, after-tax, or Roth basis, as elected by the participant and subject to certain ERISA, Internal Revenue Code (Code), and Plan limitations. New employees are automatically enrolled in the Plan after 45 days with an initial employee contribution rate of 6% of pre-tax eligible compensation.  These automatic contributions are invested in an age appropriate Vanguard Target Retirement Trust, unless any such participant makes an election to affirmatively opt out in accordance with procedures established by the Company. In addition, participants have the ability to set an automatic annual increase of their elective deferrals. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may make discretionary matching contributions equal to a percentage of a portion of each participant's contribution, as well as discretionary nonelective contributions. Certain participants who are not eligible for or are no longer accruing benefits in the Company’s principal U.S. defined benefit plan receive a nonelective Company contribution and increased match each year in the Plan. Unvested Company contributions forfeited by terminated employees are allocated to reduce future Company contributions except to the extent the Company chooses to fund Company contributions from its own assets; any remaining forfeiture amounts may be used to pay Plan expenses. Forfeitures of $280,498 and $985,923 were used to reduce Company contributions in 2025 and 2024, respectively. Forfeitures used to pay Plan expenses were insignificant in both years. Net Assets Available for Benefits included unallocated forfeitures of $441,265 and $555,348 as of September 30, 2025 and 2024, respectively.
For purposes of these financial statements, references to "Company contributions" or contributions by the "Company" under the Plan include contributions made by the Company and by its affiliates that are participating employers in the Plan.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
Vesting
Participant contributions and any related dividends, earnings and losses are always 100% vested. Company matching contributions and any related dividends, earnings or losses generally vest at the rate of 20% per year of service for the first 5 years for most employees. The nonelective Company contributions cliff vest after 3 years. All amounts fully vest upon attaining retirement age (age 55), or due to death, total and permanent disability, or termination of the Plan.
Investment Options
Participants designate the portion of their total contribution to be invested in the various Plan investment funds in 1% increments. Participants may change their investment elections at any time, and transfer any part of an existing account balance to any other available investment fund, as permitted by Plan and fund policies. Transfers are made in 1% increments. A maximum of 6 transfers may be made per quarter. No advance notice is required for transfers. Effective January 1, 2025, employees are no longer permitted to invest new contributions or reallocate other Plan funds to the Emerson Common Stock Fund and Company matching or other contributions are no longer made to that fund. Certain other restrictions exist on transfers into or out of the Emerson Common Stock Fund by the Company's executive officers.
The Company’s matching contributions are invested according to the participant’s actual or default investment allocation for elective contributions, provided that no new elective or Company contributions may be made to the Emerson Common Stock Fund effective January 1, 2025. Participants are allowed to immediately transfer any Company matching contributions to other funds offered in the Plan other than the Emerson Common Stock Fund, subject to the number of allowed fund transfers within a quarter.

Notes Receivable from Participants
Participants can borrow from the Plan at a rate of 1% over the Prime Rate on the date of borrowing as received by Vanguard from Reuters. Notes are secured by the balance in the participant’s account, with payment terms generally between one and four years. With certain exceptions, participants can borrow the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding note balance during the prior 12 months. Notes are not issued to participants who already have a note outstanding. Participant notes are valued at amortized cost plus accrued interest. Under ERISA guidelines, certain delinquent notes are deemed to be distributed for Internal Revenue Service (IRS) Form 5500 reporting.
Benefit Payments
Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account is available for distribution. Each participant's distribution under the Plan is payable as a lump sum, installments or other forms of payment retained from prior plans. Partial distributions (up to one per month) are permitted with a minimum amount of $100. Participants may elect to receive a lump sum distribution entirely in cash, or in a combination of cash and shares of Emerson common stock. Distribution of vested account balances of at least $7,000 may be deferred by separated employees until age 72 or 73, dependent on the date in which a participant reaches such age as is more fully described in the Setting Every Community Up for Retirement Enhancement (SECURE) 2.0 Act of 2022, at which time required minimum distributions under ERISA must begin.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
Participants who are actively employed by the Company may withdraw all or a portion of their after-tax contributions, vested employer contributions, and amounts transferred or rolled-over from another plan qualified under Section 401 of the Code. If a participant is at least age 59½, all contributions in the Plan can be withdrawn. Roth 401(k) withdrawals must fulfill the five year participation period for earnings to be distributed tax-free.
Actively employed participants may request, subject to approval, a withdrawal of all or a portion of their pre-tax or Roth contributions subject to demonstration of substantial financial hardship. If, prior to December 31, 2020, a participant requested a coronavirus-related distribution of up to $100,000 under the Coronavirus Aid, Relief, and Economic Security (CARES) Act enacted in March 2020, the Plan permits repayment of such distributions for up to three years following such distribution in accordance with the CARES Act.
(2)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid as all assets are available to pay benefits. Participant contributions are allocated to participant accounts when the Company remits payroll deductions from eligible Plan participants. Participant and Company contributions are recorded in the year in which participant compensation is earned.
Investment Valuation and Income Recognition
See Notes 8 and 9 regarding investments in the Master Trust.

Risks and Uncertainties
The Plan invests in securities and mutual funds which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that significant changes in the values of investment securities could occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Operating Expenses
Administrative expenses are paid by the Plan participants, to the extent not paid from the Plan's forfeiture amounts or paid by the Company.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)TAX STATUS
The IRS has determined, and informed the Company by a letter dated April 19, 2017, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Plan amendments have been made subsequently which were not specifically covered by the 2017 letter. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore remains tax qualified. As of September 30, 2025 and 2024, there are no uncertain tax positions.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
(4)TRANSFERS TO OR FROM OTHER PLANS
Effective December 31, 2024, the portion of the Plan that consisted of account balances for participants who are not covered by a collective bargaining agreement (net assets of $389,046,495) was merged into the Emerson Electric Co. Employee Savings Investment Plan (which was subsequently renamed the Emerson Savings Plan). Participant balances were transferred into the Emerson Savings Plan.
In 2025 and 2024, certain participant accounts were transferred to or from other Company sponsored benefit plans, as those participants transferred from one Company business unit to another.
(5)RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain investments in the Master Trust, including some mutual funds and collective funds, are managed by Vanguard, the Plan’s trustee and recordkeeper. Additionally, the Company is the Plan sponsor and the Emerson Common Stock Fund, which invests in shares of Emerson common stock, is an investment option. Effective January 1, 2025, no new contributions or transfers may be directed into the Emerson Common Stock Fund. The Plan also includes notes receivable from Plan participants. These transactions qualify as “party-in-interest” transactions and are allowed under ERISA regulations.
(6)PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.
(7)RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500
Following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Plan’s IRS Form 5500.

	September 30
	2024	2025

Net Assets Available for Benefits per the financial statements	$416,840,247	32,011,842
Participant notes deemed distributed	(162,495)	(8,102)
Amount allocated to withdrawing participants	(82,998)	—

Net Assets Available for Benefits per IRS Form 5500	$416,594,754	32,003,740

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
Following is a reconciliation of benefits paid to participants per the financial statements to the Plan’s IRS Form 5500.

	Year Ended September 30
	2024	2025

Benefits paid to participants per the financial statements	$46,863,765	13,257,184
Participant notes deemed distributed, end of year	162,495	8,102
Participant notes deemed distributed, beginning of year	(233,206)	(162,495)
Amount allocated to withdrawing participants, end of year	82,998	—
Amount allocated to withdrawing participants, beginning of year	(126,730)	(82,998)

Benefits paid to participants per IRS Form 5500	$46,749,322	13,019,793

Amounts are allocated to withdrawing participants on IRS Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid as of September 30, 2025 and 2024.

(8)MASTER TRUST
All of the Plan’s investments are held in a Master Trust, consisting of the Plan and other defined contribution plans of Emerson Electric Co. and subsidiaries. All Plan income or loss is derived from Master Trust investment appreciation or depreciation and investment income (interest and dividends). Net appreciation/depreciation includes the gains and losses on investments bought and sold as well as held during the year.
Each participating plan’s interest in the assets of the Master Trust is based on participant account balances. Master Trust investment income and expenses are allocated to participating plans based on respective balances.
The Plan’s investments in the Master Trust are stated at fair value. The fair values of mutual funds and the Emerson Common Stock Fund are based on quoted market prices in active markets. Money market funds are stated at cost, which approximates fair value. Investments measured using the net asset value (NAV) as a practical expedient are primarily collective funds and trusts where the underlying securities have observable prices available from active markets. There are no redemption restrictions or unfunded commitments related to these investments.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
The following table presents the fair values of all investments in the Master Trust and the Plan's interest in the Master Trust balances.

	Year Ended September 30, 2025
	Master Trust Balances	Plan's Interest in Master Trust Balances

Mutual funds	$1,444,951,104	3,008,993
Collective funds and trusts	5,027,454,439	20,754,374
Emerson Common Stock Fund	607,091,505	6,669,824
Money market funds	278,832,960	795,092

Total investments at fair value	$7,358,330,008	31,228,283

	Year Ended September 30, 2024
	Master Trust Balances	Plan's Interest in Master Trust Balances

Mutual funds	$1,362,605,921	66,627,910
Collective funds and trusts	3,905,004,698	257,221,297
Emerson Common Stock Fund	561,077,986	62,897,739
Money market funds	274,470,283	23,155,303

Total investments at fair value	$6,103,158,888	409,902,249

Investment income for the entire Master Trust follows.

	Year Ended September 30
	2024	2025

Net appreciation in fair value of investments	$1,183,458,899	846,899,194
Dividends and interest, net of fees	61,597,926	89,088,221

Total Master Trust investment income	$1,245,056,825	935,987,415

Plan’s share of Master Trust investment income	$80,948,602	12,431,214

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
(9)FAIR VALUE MEASUREMENTS
Under Accounting Standards Codification 820 (ASC 820) Fair Value Measurement, a formal hierarchy and framework exists for measuring fair value and making disclosures about fair value measurements and the reliability of valuation inputs. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments, of which there are none, are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments, of which there are none, are valued using inputs not observable in an active market, such as entity-developed future cash flow estimates, and are considered the least reliable.
Following is a categorization of all Master Trust investments (see Note 8) by level within the ASC 820 fair value hierarchy. Investments valued based on the net asset value practical expedient are excluded from the fair value hierarchy. There were no asset transfers between levels during either year shown.

	September 30, 2025
	Level 1	Measured at NAV	Total

Mutual funds	$1,444,951,104	—	1,444,951,104
Collective funds and trusts	—	5,027,454,439	5,027,454,439
Emerson Common Stock Fund	607,091,505	—	607,091,505
Money market funds	278,832,960	—	278,832,960

Total	$2,330,875,569	5,027,454,439	7,358,330,008

	September 30, 2024
	Level 1	Measured at NAV	Total

Mutual funds	$1,362,605,921	—	1,362,605,921
Collective funds and trusts	—	3,905,004,698	3,905,004,698
Emerson Common Stock Fund	561,077,986	—	561,077,986
Money market funds	274,470,283	—	274,470,283

Total	$2,198,154,190	3,905,004,698	6,103,158,888

(10)SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through March 12, 2026, the date the financial statements were issued.

Supplemental Schedule
EMERSON ELECTRIC CO. RETIREMENT SAVINGS PLAN

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year ended September 30, 2025
Employer Identification Number: 43-0259330
Plan Number: 101

Total That Constitutes
Non-Exempt Prohibited
Transactions
Participant Contributions		Contributions	Contributions	Total Fully
Transferred Late to the Plan		Corrected	Pending	Corrected Under
Check Here if Late Participant Loan	Contributions	Outside of	Correction	VFCP* and
Repayments are Included:	Not Corrected	VFCP*	in VFCP*	PTE 2002-51

$36	$36	$—	$—	$—

* Voluntary Fiduciary Correction Program (VFCP).

Supplemental Schedule
EMERSON ELECTRIC CO. RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of September 30, 2025
Employer Identification Number: 43-0259330
Plan Number: 101

	Identity of Issue	Investment Type	Cost***	Current Value**

*	Participant Loan Fund	Interest Rate Range: 4.25% - 9.50%**		$775,457

*	Party-in-Interest
**	Current value and the range of interest rates exclude participant loans deemed distributed in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.
***	Cost excluded in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

by:	/s/ Timothy Reeves
Timothy Reeves, on behalf of the
Management Review Committee
Date: March 12, 2026

Notes to Financial Statements
EXHIBITS
(a) Exhibits (Listed by numbers corresponding to the Exhibit Table of Item 601 in Regulation S-K).

23	Consent of Independent Registered Public Accounting Firm